SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

AMBEV REPORTS FOURTH QUARTER 2008 RESULTS

São Paulo, March 5, 2009– Companhia de Bebidas das Américas – AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc], announces today its results for the fourth quarter 2008 (Q4 2008). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais and prepared in accordance with Brazilian GAAP and should be read in conjunction with our financial statements for twelve-months period ending December 31, 2008. Our press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scopes represent the impact of acquisitions and divestitures and the start-up or termination of activities. We have treated depreciation adjustments arising from changes in accounting practices as scope in Q4 2008. Comparisons, unless otherwise stated, refer to the fourth quarter of 2007 (Q4 2007).  The year-to-date (YTD) changes in Reais were restated to properly reflect organic growth excluding currency changes. Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS

Top line growth: Top line growth of +6.5% was driven by price increases across our regions and our continued focus on revenue management best practices. Our volumes increased organically by 0.6% in Q4 2008 despite very difficult comparisons from Q4 2007. Good performances by Quinsa and North America with +7.4% and 0.5% volume growth, respectively, were offset by weak volumes in Brazil with Brazil Beer and CSD & NANC volumes declining -1.4% and -2.2%, respectively.

Market Share: We continue to make progress on market share with both Argentina and Canada delivering share growth for the quarter. In Brazil, CSD market share in the quarter reached 17.8% (+60 bps yoy). Beer market share declined during the quarter and reached 67.5% (-100 bps yoy).

Cost of Goods Sold (COGS) and Selling, General & Administrative (SG&A) expenses: COGS per hectoliter increased 9.7% in the quarter due to inflation and higher commodity prices, principally in Quinsa and Labatt. Expected gains arising from sugar and currency hedges helped to partly offset these increases.  SG&A (excl. depreciation & amortization) increased organically by 16.2% in Q4 2008 due to inflation, investments to support our innovations and a very tough comparison from Q4 2007, mainly in Brazil.

EBITDA and EBITDA Margin: Our EBITDA reached R$2,920.3 million during Q4 2008, which represents an organic decline of 0.8%. Our EBITDA margin in the fourth quarter decreased organically by 310 bps to 44.9%.

Net income and Operating Cash Flow: Net income was R$964.5 million in Q4 2008 totaling R$3,059.5 million for the full year (an increase of +8.6% yoy). Excluding changes in accounting practices adopted in the period, Earnings per share (EPS) increased +16.3% in Q408 and +21.3% YTD08. Operating cash flow was R$3,579.0 million in Q408 which represents an increase of +47.4%, totaling R$7,715.7 million for the year (a decline of –2.6% yoy).

Payout and Financial Discipline: In Q4 2008, we paid dividends and interest on own capital (IOC) totaling R$839.6 million and declared additional IOC of R$250.0 million, which was paid beginning January 30, 2009. There were no share buybacks in the quarter.

Financial Highlights - AmBev Consolidated			% As		%				% As		%
R$ million	4Q07	4Q08	Reported		Organic		YTD 07	YTD 08	Reported		Organic
Total volumes	44,055.2	43,955.7	-0.2%		0.6%		142,916.1	146,962.8	2.8%		3.0%
Beer	31,667.3	31,387.4	-0.9%		0.2%		102,990.3	105,016.4	2.0%		2.1%
CSD and NANC	12,387.9	12,568.4	1.5%		1.7%		39,925.9	41,946.4	5.1%		5.1%

Net sales	5,826.4	6,502.3	11.6%		6.5%		19,648.2	20,899.5	6.4%		7.9%
Gross profit	3,940.5	4,300.5	9.1%		4.7%		13,107.4	13,735.6	4.8%		6.2%
Gross margin	67.6%	66.1%	-150	bps	-80	bps	66.7%	65.7%	-100	bps	-50	bps
EBITDA	2,812.2	2,920.3	3.8%		-0.8%		8,696.5	9,006.8	3.6%		4.6%
EBITDA margin	48.3%	44.9%	-340	bps	-310	bps	44.3%	43.1%	-120	bps	-120	bps
Net Income	1,132.0	964.5	-14.8%				2,816.4	3,059.5	8.6%
Net Income excluding changes in accounting practices	1,132.0	1,312.9	16.0%				2,816.4	3,407.9	21.0%
No. of share outstanding (millions)	615.6	614.0	-0.3%				615.6	614.0	-0.3%
EPS (R$/shares)	1.84	1.57	-14.6%				4.58	4.98	8.9%
EPS excluding changes in accounting practices	1.84	2.14	16.3%				4.58	5.55	21.3%
EPS excluding goodwill amortization and accounting changes (R$/shares)	2.69	2.97	10.4%				7.41	8.81	18.8%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Fourth Quarter 2008 Results March 5, 2009 Page 2

Message from AmBev Management

We closed what proved to be a challenging 2008 for our Brazil Beer operations with mixed results from our different Regions. Beer Brazil’s poor performance in Q408 was partly offset by another quarter of strong results in Quinsa and CSD & NANC Brazil while Canada continued its strong performance in pricing and fixed cost savings.

Our Consolidated EBITDA totaled R$2,920.3 million in Q4 2008, a 0.8% organic decline, with margins contracting by 310 bps. Consolidated volumes were 0.6% higher in Q4 2008.

Volumes in Beer (-1.4%) and CSD & NANC (-2.2%) Brazil in Q4 2008 were below last year as the weather continued to be colder and wetter than the same period in 2007, and food inflation continued to put pressure on consumer spend by growing twice the level of general consumer inflation. Our Beer EBITDA decreased organically by -7.6% with margins contracting by 470 bps while our CSD & NANC EBITDA grew 22.1% organically and delivered EBITDA margin expansion of 630 bps in Q4 2008. “We faced a challenging beginning of summer in Brazil where poor weather and food inflation, together with our market share losses in the quarter due to price increases, resulted in declining volumes in the quarter. We were very pleased with the performance of our CSD & NANC business throughout 2008, as we were able to choose the right innovations to support volume, pricing, market share and profitability growth in the year.”, says João Castro Neves, Chief Executive Officer (CEO) for AmBev.

Quinsa delivered a strong quarter with organic volume growth of +7.4%, consisting of 8.8% growth in beer volumes and 5.3% growth in CSD & NANC volumes. COGS deceleration and SG&A savings supported our investments in the market place and profitability in Q4 2008. Quinsa contributed R$650.7 million to group EBITDA (+30.8%) in the quarter. “We are pleased to finish what was a great year across our territories on a high note. Our performance was driven by good industry growth coupled with our ability to grow our premium brands while defending our mainstream brands and gaining market share in both beer and soft drinks. Share gains were driven by strong brands and successful innovation. We will continue to drive ZBB savings to help us to partly offset pressure from higher commodity prices and recent industry slowdown”, says Bernardo Paiva, CEO for Quinsa.

HILA-ex reported an EBITDA loss of R$47.7 million. João Castro Neves comments: “With the exception of Peru and Ecuador, 2008 was a difficult year for the Region, mainly driven by our performance in Venezuela. We are committed to guarantee we can turn around the business in 2009, thereby taking a step in the right direction to achieve our short-term goal of delivering break-even EBITDA for the region”.

Our North American operations posted a 4.5% organic decline in EBITDA with a 380 bps margin contraction in the period. Volume growth, good pricing and continuous savings on fixed costs were not enough to offset double-digit growth in COGS per hectoliter. Márcio Froes, President for Labatt adds: "Our team in Canada had a good year in which Labatt delivered market share gains and flat EBITDA despite strong pressure from commodities’ prices”.

In Q4 2008, we returned to our shareholders R$839.6 million in dividends and IOC. In addition, we announced a further payout amounting to R$250.0 million in IOC which was paid beginning on January 30, 2009.

Looking ahead to 2009 and the challenging global economic scenario, we believe the resilience of our industry and our geographically diverse footprint the will prove an important asset while the quality of our people and our brands will make a difference in the market. We will continue to invest in our people and our brands to focus on growth and profitability not only for 2009 but also for the years to come.

Fourth Quarter 2008 Results March 5, 2009 Page 3

AmBev Consolidated

The following tables set out the consolidated results of AmBev for Q4 2008.

AmBev delivered EBITDA of R$2,920.3 million in the quarter, with top line growth continuing to exceed volume growth. Quinsa and North America continue to make a meaningful contribution to consolidated performance.

During Q4 2008, we adopted certain accounting changes to our BR GAAP financial statements in accordance with Law 11,638, which resulted in retroactive application of the new rules effective January 1, 2008. For a summary description of the adjustments, see page 20 of the press release. For a detailed description of the accounting changes, see Note 2.1 of our Financial Statements. There were no adjustments recorded at the EBITDA level. Adjustments recorded as depreciation and amortization expenses in the SG&A were treated as scope for reporting purposes in our press release.

AmBev Consolidated Results			Currency	Organic		% As		%
R$ million	4Q07	Scope	Translation	Growth	4Q08	Reported		Organic
Volume ('000 hl)	44,055.2	(369.1)	-	269.6	43,955.7	-0.2%		0.6%
Net Revenue	5,826.4	(23.7)	320.2	379.4	6,502.3	11.6%		6.5%
Net Revenue/hl	132.3	0.6	7.3	7.8	147.9	11.9%		5.9%
COGS	(1,885.9)	10.2	(131.6)	(194.5)	(2,201.9)	16.8%		10.4%
COGS/hl	(42.8)	(0.1)	(3.0)	(4.2)	(50.1)	17.0%		9.7%
Gross Profit	3,940.5	(13.5)	188.6	184.8	4,300.5	9.1%		4.7%
Gross Margin	67.6%				66.1%	-150	bps	-80	bps
SG&A excl. deprec.&amort.	(1,268.8)	16.6	(68.6)	(203.2)	(1,524.1)	20.1%		16.2%
SG&A deprec.&amort.	(306.8)	(1,681.9)	(7.1)	36.3	(1,959.6)	538.7%		-11.8%
SG&A Total	(1,575.6)	(1,665.4)	(75.7)	(167.0)	(3,483.7)	121.1%		10.7%
EBIT	2,364.9	(1,678.9)	112.9	17.9	816.8	-65.5%		0.8%
EBIT Margin	40.6%				12.6%	-2800	bps	-1470	bps
EBITDA	2,812.2	(0.3)	129.6	(21.1)	2,920.3	3.8%		-0.8%
EBITDA Margin	48.3%				44.9%	-340	bps	-310	bps

AmBev Consolidated Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	142,916.1	(173.1)	-	4,219.7	146,962.8	2.8%		3.0%
Net Revenue	19,648.2	18.7	(322.9)	1,555.4	20,899.5	6.4%		7.9%
Net Revenue/hl	137.5	0.3	(2.2)	6.6	142.2	3.4%		4.8%
COGS	(6,540.9)	(17.1)	138.0	(743.9)	(7,163.8)	9.5%		11.4%
COGS/hl	(45.8)	(0.2)	0.9	(3.7)	(48.7)	6.5%		8.2%
Gross Profit	13,107.4	1.6	(184.9)	811.6	13,735.6	4.8%		6.2%
Gross Margin	66.7%				65.7%	-100	bps	-50	bps
SG&A excl. deprec.&amort.	(4,886.0)	(12.7)	125.5	(459.4)	(5,232.7)	7.1%		9.5%
SG&A deprec.&amort.	(948.9)	(1,732.4)	(76.1)	(19.3)	(2,776.7)	192.6%		2.0%
SG&A Total	(5,834.9)	(1,745.2)	49.4	(478.7)	(8,009.4)	37.3%		8.3%
EBIT	7,272.4	(1,743.6)	(135.6)	332.9	5,726.2	-21.3%		4.6%
EBIT Margin	37.0%				27.4%	-960	bps	-490	bps
EBITDA	8,696.5	(11.5)	(75.5)	397.4	9,006.8	3.6%		4.6%
EBITDA Margin	44.3%				43.1%	-120	bps	-120	bps

Fourth Quarter 2008 Results March 5, 2009 Page 4

AMBEV – CONSOLIDATED RESULTS

The combination of AmBev’s operations in the Brazil, Quinsa, HILA-ex and North American business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

Fourth Quarter 2008 Results March 5, 2009 Page 5

Brazil Consolidated

Consolidated Brazil Results			Currency	Organic		% As		%
R$ million	4Q07	Scope	Translation	Growth	4Q08	Reported		Organic
Volume ('000 hl)	29,645.7	(369.1)		(474.9)	28,801.8	-2.8%		-1.6%
Net Revenue	3,863.0	(23.7)		102.4	3,941.8	2.0%		2.7%
Net Revenue/hl	130.3	0.8		5.7	136.9	5.0%		4.4%
COGS	(1,166.6)	10.2		(47.7)	(1,204.1)	3.2%		4.1%
COGS/hl	(39.4)	(0.1)		(2.3)	(41.8)	6.2%		5.8%
Gross Profit	2,696.4	(13.5)		54.7	2,737.7	1.5%		2.0%
Gross Margin	69.8%				69.5%	-30	bps	-30	bps
SG&A excl. deprec.&amort.	(740.7)	16.6		(153.1)	(877.3)	18.4%		21.1%
SG&A deprec.&amort.	(250.3)	(273.9)		30.0	(494.3)	97.5%		-12.0%
SG&A Total	(991.1)	(257.4)		(123.1)	(1,371.6)	38.4%		12.6%
EBIT	1,705.4	(270.8)		(68.4)	1,366.1	-19.9%		-4.0%
EBIT Margin	44.1%				34.7%	-950	bps	-250	bps
EBITDA	2,004.8	(0.3)		(92.5)	1,912.0	-4.6%		-4.6%
EBITDA Margin	51.9%				48.5%	-340	bps	-340	bps

Consolidated Brazil Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	94,607.6	(323.5)		809.8	95,093.9	0.5%		0.9%
Net Revenue	12,454.5	(23.9)		660.2	13,090.8	5.1%		5.3%
Net Revenue/hl	131.6	0.2		5.8	137.7	4.6%		4.4%
COGS	(3,902.5)	(0.1)		(245.6)	(4,148.2)	6.3%		6.3%
COGS/hl	(41.2)	(0.1)		(2.2)	(43.6)	5.8%		5.4%
Gross Profit	8,552.0	(24.1)		414.6	8,942.6	4.6%		4.9%
Gross Margin	68.7%				68.3%	-40	bps	-20	bps
SG&A excl. deprec.&amort.	(2,709.8)	13.5		(332.8)	(3,029.1)	11.8%		12.5%
SG&A deprec.&amort.	(748.6)	(411.1)		0.4	(1,159.4)	54.9%		0.0%
SG&A Total	(3,458.5)	(397.7)		(332.4)	(4,188.6)	21.1%		9.7%
EBIT	5,093.6	(421.8)		82.2	4,754.0	-6.7%		1.6%
EBIT Margin	40.9%				36.3%	-460	bps	-120	bps
EBITDA	6,014.2	(14.6)		125.2	6,124.8	1.8%		2.1%
EBITDA Margin	48.3%				46.8%	-150	bps	-120	bps

Our Brazil business unit delivered an EBITDA of R$1,912.0 million in the quarter, representing an organic decline of -4.6% and an organic contraction of 340 bps in EBITDA margin to 48.5%.

As mentioned in page 3, we recorded certain adjustments in depreciation and amortization expenses in SG&A during the period related to adoption of new accounting rules, which have been reported as scope.

Fourth Quarter 2008 Results March 5, 2009 Page 6

Beer Brazil

Beer Brazil Results			Currency	Organic		% As		%
R$ million	4Q07	Scope	Translation	Growth	4Q08	Reported		Organic
Volume ('000 hl)	21,828.4	(338.9)		(305.8)	21,183.7	-3.0%		-1.4%
Net Revenue	3,183.4	(21.3)		62.6	3,224.6	1.3%		2.0%
Net Revenue/hl	145.8	1.3		5.1	152.2	4.4%		3.5%
COGS	(869.7)	9.4		(44.3)	(904.7)	4.0%		5.1%
COGS/hl	(39.8)	(0.2)		(2.7)	(42.7)	7.2%		6.7%
Gross Profit	2,313.6	(11.9)		18.3	2,320.0	0.3%		0.8%
Gross Margin	72.7%				71.9%	-70	bps	-70	bps
SG&A excl. deprec.&amort.	(631.2)	14.9		(151.1)	(767.3)	21.6%		24.5%
SG&A deprec.&amort.	(183.3)	(202.2)		21.2	(364.2)	98.7%		-11.6%
SG&A Total	(814.4)	(187.3)		(129.9)	(1,131.6)	38.9%		15.7%
EBIT	1,499.2	(199.2)		(111.6)	1,188.4	-20.7%		-7.4%
EBIT Margin	47.1%				36.9%	-1020	bps	-400	bps
EBITDA	1,722.4	(0.1)		(130.3)	1,592.1	-7.6%		-7.6%
EBITDA Margin	54.1%				49.4%	-470	bps	-470	bps

Beer Brazil Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	70,124.5	(295.3)		131.7	69,960.9	-0.2%		0.2%
Net Revenue	10,158.1	(23.0)		450.4	10,585.5	4.2%		4.5%
Net Revenue/hl	144.9	0.3		6.2	151.3	4.5%		4.2%
COGS	(2,809.8)	0.4		(224.2)	(3,033.6)	8.0%		8.1%
COGS/hl	(40.1)	(0.2)		(3.1)	(43.4)	8.2%		7.8%
Gross Profit	7,348.3	(22.6)		226.1	7,551.8	2.8%		3.1%
Gross Margin	72.3%				71.3%	-100	bps	-80	bps
SG&A excl. deprec.&amort.	(2,328.3)	12.8		(325.6)	(2,641.1)	13.4%		14.2%
SG&A deprec.&amort.	(553.3)	(304.4)		5.4	(852.3)	54.0%		-1.0%
SG&A Total	(2,881.6)	(291.6)		(320.1)	(3,493.3)	21.2%		11.3%
EBIT	4,466.7	(314.2)		(94.0)	4,058.5	-9.1%		-2.1%
EBIT Margin	44.0%				38.3%	-560	bps	-240	bps
EBITDA	5,166.0	(13.2)		(73.5)	5,079.3	-1.7%		-1.4%
EBITDA Margin	50.9%				48.0%	-290	bps	-260	bps

Brazilian beer volumes declined -1.4% due to food inflation pressure on consumer spends, poor weather in key regions in the quarter, market share loss and tough comparison from Q4 2007. Our average market share for Q4 2008 reached 67.5%, which is 100 bps lower than last year, which resulted in our full year to date market share to reach 67.5%, a decline of 30 bps versus 2007.

Net revenue per hectoliter growth of 3.5% for the quarter was driven by price increases implemented at the beginning of the year, principally in the on-premise channel, and during the quarter. Packaging mix and off-trade channel mix partly offset the impact of our price increases.

COGS per hectoliter grew 6.7% in the quarter because of higher commodity costs, labor inflation and lower fixed cost absorption. Our currency hedges and productivity improvements partly offset this increase.

SG&A (excluding depreciation and amortization) increased 24.5% organically in the period due to general inflation, higher direct distribution, investments in the market to support our brands and our innovations and a low comparison from Q4 2007 due to the timing of certain marketing investments last year. Full year increase in SG&A was 14.2%.

Fourth Quarter 2008 Results March 5, 2009 Page 7

CSD & NANC

CSD&Nanc Brazil Results			Currency	Organic		% As		%
R$ million	4Q07	Scope	Translation	Growth	4Q08	Reported		Organic
Volume ('000 hl)	7,817.3	(30.2)		(169.0)	7,618.1	-2.5%		-2.2%
Net Revenue	658.0	(2.4)		39.4	695.0	5.6%		6.0%
Net Revenue/hl	84.2	0.0		7.0	91.2	8.4%		8.4%
COGS	(290.6)	0.8		18.4	(271.4)	-6.6%		-6.3%
COGS/hl	(37.2)	(0.0)		1.6	(35.6)	-4.2%		-4.3%
Gross Profit	367.4	(1.5)		57.8	423.6	15.3%		15.8%
Gross Margin	55.8%				61.0%	510	bps	510	bps
SG&A excl. deprec.&amort.	(108.6)	1.6		(2.2)	(109.1)	0.5%		2.0%
SG&A deprec.&amort.	(67.1)	(71.8)		8.7	(130.1)	94.0%		-13.0%
SG&A Total	(175.7)	(70.1)		6.6	(239.2)	36.2%		-3.8%
EBIT	191.7	(71.6)		64.4	184.4	-3.8%		33.6%
EBIT Margin	29.1%				26.5%	-260	bps	770	bps
EBITDA	267.8	(0.2)		59.0	326.6	22.0%		22.1%
EBITDA Margin	40.7%				47.0%	630	bps	630	bps

CSD&Nanc Brazil Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	24,483.1	(28.2)		678.1	25,132.9	2.7%		2.8%
Net Revenue	2,110.9	(0.9)		185.2	2,295.2	8.7%		8.8%
Net Revenue/hl	86.2	0.1		5.0	91.3	5.9%		5.8%
COGS	(976.5)	(0.5)		24.5	(952.5)	-2.5%		-2.5%
COGS/hl	(39.9)	(0.1)		2.1	(37.9)	-5.0%		-5.1%
Gross Profit	1,134.4	(1.5)		209.7	1,342.7	18.4%		18.5%
Gross Margin	53.7%				58.5%	480	bps	480	bps
SG&A excl. deprec.&amort.	(377.9)	0.6		(8.8)	(386.0)	2.2%		2.4%
SG&A deprec.&amort.	(195.3)	(106.7)		(5.1)	(307.2)	57.2%		2.6%
SG&A Total	(573.2)	(106.1)		(13.9)	(693.2)	20.9%		2.4%
EBIT	561.2	(107.5)		195.9	649.6	15.7%		34.8%
EBIT Margin	26.6%				28.3%	170	bps	650	bps
EBITDA	782.6	(1.4)		218.3	999.6	27.7%		27.9%
EBITDA Margin	37.1%				43.5%	650	bps	660	bps

The Brazilian soft drinks operation posted negative organic volume growth of -2.2% in the quarter because of poor weather in certain key regions and price adjustments in the period. Our market share performance grew by 60bps in the quarter (Q4 2008: 17.8%; Q4 2007: 17.2%).

Net Revenues per hectoliter grew 8.4% organically as we continue to take advantage of selective price increases in certain regions.

Cost of Goods Sold decreased organically by 4.3% on a per hectoliter basis as we continue to benefit from gains in our sugar and foreign exchange hedges in the quarter.

SG&A (excluding depreciation and amortization) increased by 2.0% organically as higher investments to support our brands and innovation were partly offset by fixed costs savings.

Fourth Quarter 2008 Results March 5, 2009 Page 8

Other Products

Other Products Brazil Results			Currency	Organic		% As	%
R$ million	4Q07	Scope	Translation	Growth	4Q08	Reported	Organic
Volume ('000 hl)
Net Revenue	21.7			0.4	22.1	2.0%	2.0%
Net Revenue/hl
COGS	(6.2)			(21.8)	(28.0)	350.5%	350.5%
COGS/hl
Gross Profit	15.5			(21.4)	(5.9)	-138.3%	-138.3%
Gross Margin	71.3%				-26.8%	nm	nm
SG&A excl. deprec.&amort.	(0.9)			0.1	(0.8)	-15.5%	-15.5%
SG&A deprec.&amort.
SG&A Total	(0.9)			0.1	(0.8)	-15.5%	-15.5%
EBIT	14.5			(21.2)	(6.7)	-146.2%	-146.2%
EBIT Margin	67.0%				-30.3%	nm	nm
EBITDA	14.5			(21.2)	(6.7)	-146.2%	-146.2%
EBITDA Margin	67.0%				-30.3%	nm	nm

Other Products Brazil Results			Currency	Organic		% As	%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported	Organic
Volume ('000 hl)
Net Revenue	185.5			24.6	210.1	13.3%	13.3%
Net Revenue/hl
COGS	(116.2)			(45.9)	(162.1)	39.5%	39.5%
COGS/hl
Gross Profit	69.3			(21.2)	48.0	-30.7%	-30.7%
Gross Margin	37.3%				22.8%	nm	nm
SG&A excl. deprec.&amort.	(3.6)			1.6	(2.1)	-43.1%	-43.1%
SG&A deprec.&amort.
SG&A Total	(3.6)			1.6	(2.1)	-43.1%	-43.1%
EBIT	65.6			(19.7)	45.9	-30.0%	-30.0%
EBIT Margin	35.4%				21.9%	nm	nm
EBITDA	65.6			(19.7)	45.9	-30.0%	-30.0%
EBITDA Margin	35.4%				21.9%	nm	nm

EBITDA from Other Products in Brazil were negative in Q4 2008 by R$6.7 million. During Q4, we recorded an adjustment to our net sales from by-products from prior quarters to reflect the decline in commodity prices since September. Under these sale agreements, prices are indexed based on commodities prices and adjusted accordingly.

Although continuing to contribute positively to our overall results, EBITDA from these sources in any given quarter depends on several factors and can fluctuate.

Fourth Quarter 2008 Results March 5, 2009 Page 9

Quinsa Consolidated

Quinsa Consolidated Results			Currency	Organic		% As		%
R$ million	4Q07	Scope	Translation	Growth	4Q08	Reported		Organic
Volume ('000 hl)	9,832.3			732.3	10,564.6	7.4%		7.4%
Net Revenue	855.8		245.6	243.1	1,344.5	57.1%		28.4%
Net Revenue/hl	87.0		23.2	17.0	127.3	46.2%		19.5%
COGS	(330.7)		(89.7)	(82.6)	(503.0)	52.1%		25.0%
COGS/hl	(33.6)		(8.5)	(5.5)	(47.6)	41.6%		16.3%
Gross Profit	525.0		155.8	160.5	841.4	60.3%		30.6%
Gross Margin	61.4%				62.6%	120	bps	100	bps
SG&A excl. deprec.&amort.	(157.7)		(36.6)	(29.6)	(223.9)	42.0%		18.7%
SG&A deprec.&amort.	(29.2)	(86.7)	(6.1)	0.1	(121.9)	317.5%		-0.3%
SG&A Total	(186.9)	(86.7)	(42.7)	(29.5)	(345.8)	85.0%		15.8%
EBIT	338.1	(86.7)	113.1	131.1	495.6	46.6%		38.8%
EBIT Margin	39.5%				36.9%	-260	bps	320	bps
EBITDA	402.1		124.7	123.9	650.7	61.8%		30.8%
EBITDA Margin	47.0%				48.4%	140	bps	90	bps

Quinsa Consolidated Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	30,524.2			3,173.6	33,697.8	10.4%		10.4%
Net Revenue	2,686.8		(47.4)	794.1	3,433.5	27.8%		29.6%
Net Revenue/hl	88.0		(1.4)	15.3	101.9	15.8%		17.4%
COGS	(1,083.1)		42.0	(315.9)	(1,356.9)	25.3%		29.2%
COGS/hl	(35.5)		1.2	(6.0)	(40.3)	13.5%		17.0%
Gross Profit	1,603.8		(5.5)	478.2	2,076.6	29.5%		29.8%
Gross Margin	59.7%				60.5%	80	bps	10	bps
SG&A excl. deprec.&amort.	(555.8)		27.5	(104.9)	(633.3)	13.9%		18.9%
SG&A deprec.&amort.	(89.9)	(86.7)	1.7	(16.1)	(191.0)	112.4%		17.9%
SG&A Total	(645.8)	(86.7)	29.2	(121.0)	(824.3)	27.6%		18.7%
EBIT	958.0	(86.7)	24.4	356.5	1,252.2	30.7%		37.2%
EBIT Margin	35.7%				36.5%	80	bps	210	bps
EBITDA	1,155.1		19.1	378.3	1,552.5	34.4%		32.8%
EBITDA Margin	43.0%				45.2%	220	bps	110	bps

Quinsa organic volume growth was 7.4% in Q4 2008 with all countries delivering good volume improvement. Quinsa delivered EBITDA amounting to R$650.7 million in the quarter with impressive organic growth of 30.8%.

EBITDA margin expanded 90 bps on an organic basis to 48.4%, driven by strong revenue management, a deceleration in commodity prices growth and continuous fixed cost savings in the period.

As mentioned in page 3, we recorded certain adjustments in depreciation and amortization expenses in SG&A during the period related to adoption of new accounting rules, which have been reported as scope.

Fourth Quarter 2008 Results March 5, 2009 Page 10

Quinsa Beer

Quinsa Beer Results			Currency	Organic		% As		%
R$ million	4Q07	Scope	Translation	Growth	4Q08	Reported		Organic
Volume ('000 hl)	6,051.6			533.3	6,584.9	8.8%		8.8%
Net Revenue	622.1		178.3	183.2	983.6	58.1%		29.4%
Net Revenue/hl	102.8		27.1	19.5	149.4	45.3%		19.0%
COGS	(188.6)		(51.1)	(48.3)	(287.9)	52.7%		25.6%
COGS/hl	(31.2)		(7.8)	(4.8)	(43.7)	40.3%		15.4%
Gross Profit	433.5		127.2	134.9	695.6	60.5%		31.1%
Gross Margin	69.7%				70.7%	100	bps	90	bps
SG&A excl. deprec.&amort.	(97.0)		(24.4)	(39.0)	(160.4)	65.3%		40.2%
SG&A deprec.&amort.	(22.4)	(66.7)	(5.2)	(0.2)	(94.5)	321.6%		0.8%
SG&A Total	(119.4)	(66.7)	(29.6)	(39.2)	(254.9)	113.4%		32.8%
EBIT	314.1	(66.7)	97.7	95.7	440.7	40.3%		30.5%
EBIT Margin	50.5%				44.8%	-570	bps	40	bps
EBITDA	366.2		107.8	90.1	564.0	54.0%		24.6%
EBITDA Margin	58.9%				57.3%	-150	bps	-220	bps

Quinsa Beer Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	18,317.8		-	2,109.5	20,427.3	11.5%		11.5%
Net Revenue	1,918.9		(9.3)	567.9	2,477.6	29.1%		29.6%
Net Revenue/hl	104.8		(0.5)	17.0	121.3	15.8%		16.2%
COGS	(596.2)		14.3	(187.3)	(769.3)	29.0%		31.4%
COGS/hl	(32.6)		0.7	(5.8)	(37.7)	15.7%		17.8%
Gross Profit	1,322.7		4.9	380.6	1,708.3	29.2%		28.8%
Gross Margin	68.9%				69.0%		bps	-40	bps
SG&A excl. deprec.&amort.	(396.0)		22.6	(90.2)	(463.5)	17.1%		22.8%
SG&A deprec.&amort.	(68.1)	(66.7)	(0.0)	(13.3)	(148.1)	117.6%		19.5%
SG&A Total	(464.1)	(66.7)	22.6	(103.5)	(611.6)	31.8%		22.3%
EBIT	858.6	(66.6)	27.5	277.1	1,096.7	27.7%		32.3%
EBIT Margin	44.7%				44.3%	-50	bps	90	bps
EBITDA	1,016.4		25.9	297.2	1,339.6	31.8%		29.2%
EBITDA Margin	53.0%				54.1%	110	bps	-10	bps

Beer volume organic growth of 8.8% reflects good volume growth in all of the Quinsa markets as a result of industry growth, market share gains in Argentina and Chile, very good performances from our premium brands and specific actions aimed at developing the beer category in the region.

The increase in net revenues per hectoliter of 19.0% was driven by price increases in line with inflation, revenue management initiatives throughout the region and higher premium brand mix.

COGS per hectoliter increased 15.4% in the period due to higher commodities and personnel-related costs, which were partly offset by higher fixed cost absorption and savings in fixed costs.

SG&A expenses (excluding depreciation and amortization) increased 40.2% when compared to the same period last year due to the impact of higher volumes on variable costs such as transportation and inflation in the period, as well as low comparison from Q4 2007, partly offset by ZBB savings. Full year growth was 22.8%.

Fourth Quarter 2008 Results March 5, 2009 Page 11

Quinsa CSD & NANC

Quinsa CSD&Nanc Results			Currency	Organic		% As		%
R$ million	4Q07	Scope	Translation	Growth	4Q08	Reported		Organic
Volume ('000 hl)	3,780.7			199.1	3,979.8	5.3%		5.3%
Net Revenue	233.7		67.3	59.9	360.9	54.4%		25.6%
Net Revenue/hl	61.8		16.9	12.0	90.7	46.7%		19.4%
COGS	(142.1)		(38.6)	(34.3)	(215.1)	51.3%		24.2%
COGS/hl	(37.6)		(9.7)	(6.7)	(54.0)	43.8%		17.9%
Gross Profit	91.6		28.6	25.6	145.8	59.2%		28.0%
Gross Margin	39.2%				40.4%	120	bps	70	bps
SG&A excl. deprec.&amort.	(60.7)		(12.3)	9.5	(63.5)	4.6%		-15.6%
SG&A deprec.&amort.	(6.8)	(20.0)	(0.9)	0.3	(27.4)	303.9%		-3.9%
SG&A Total	(67.5)	(20.0)	(13.2)	9.7	(91.0)	34.7%		-14.4%
EBIT	24.0	(20.0)	15.5	35.4	54.8	128.1%		147.0%
EBIT Margin	10.3%				15.2%	490	bps	990	bps
EBITDA	35.9		16.9	33.9	86.7	141.4%		94.3%
EBITDA Margin	15.4%				24.0%	870	bps	840	bps

Quinsa CSD&Nanc Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	12,206.4			1,064.1	13,270.5	8.7%		8.7%
Net Revenue	767.9		(38.1)	226.1	955.9	24.5%		29.4%
Net Revenue/hl	62.9		(2.9)	12.0	72.0	14.5%		19.1%
COGS	(486.8)		27.7	(128.5)	(587.6)	20.7%		26.4%
COGS/hl	(39.9)		2.1	(6.5)	(44.3)	11.0%		16.3%
Gross Profit	281.1		(10.4)	97.6	368.3	31.0%		34.7%
Gross Margin	36.6%				38.5%	190	bps	150	bps
SG&A excl. deprec.&amort.	(159.9)		4.8	(14.8)	(169.8)	6.2%		9.2%
SG&A deprec.&amort.	(21.8)	(20.0)	1.8	(2.8)	(42.9)	96.3%		12.7%
SG&A Total	(181.7)	(20.0)	6.6	(17.5)	(212.7)	17.0%		9.7%
EBIT	99.4	(20.0)	(3.1)	79.3	155.6	56.6%		79.8%
EBIT Margin	12.9%				16.3%	330	bps	500	bps
EBITDA	138.7		(6.8)	81.1	213.0	53.6%		58.5%
EBITDA Margin	18.1%				22.3%	420	bps	410	bps

CSD & NANC operations in Quinsa delivered impressive results in the quarter, supported by solid organic volume growth of 5.3%. This was due to a combination of good industry volumes and higher market shares in most of the different segments where the Company competes in both Argentina and Uruguay.

Organic growth in net revenue per hectoliter amounted to 19.4% due to price increases in line with inflation implemented during 2008, together with revenue management initiatives and better product and channel mix.

COGS per hectoliter increased 17.9% organically, due to the negative impacts of the higher cost of sugar, PET bottles, plastic caps and labor.

SG&A expenses (excluding depreciation and amortization) declined by 15.6% from the same period last year despite higher volumes on variable costs such as transportation and inflation in the period, due to strong  ZBB savings and high comparisons from Q4 2007. Full year increase in SG&A was 9.2%.

Fourth Quarter 2008 Results March 5, 2009 Page 12

HILA-ex  Consolidated

Hila-ex Results			Currency	Organic		% As	%
R$ million	4Q07	Scope	Translation	Growth	4Q08	Reported	Organic
Volume ('000 hl)	1,698.8			(2.9)	1,695.9	-0.2%	-0.2%
Net Revenue	168.4		40.1	(9.4)	199.0	18.2%	-5.6%
Net Revenue/hl	99.1		23.6	(5.4)	117.3	18.4%	-5.4%
COGS	(98.3)		(29.6)	(18.1)	(146.1)	48.6%	18.5%
COGS/hl	(57.8)		(17.5)	(10.8)	(86.1)	48.9%	18.7%
Gross Profit	70.1		10.4	(27.6)	52.9	-24.5%	-39.4%
Gross Margin	41.6%				26.6%	nm	nm
SG&A excl. deprec.&amort.	(82.3)		(22.6)	(6.5)	(111.4)	35.4%	7.9%
SG&A deprec.&amort.	(13.9)		(0.3)	10.3	(3.9)	-72.0%	-74.4%
SG&A Total	(96.1)		(22.9)	3.8	(115.3)	19.9%	-3.9%
EBIT	(26.0)		(12.5)	(23.8)	(62.4)	nm	nm
EBIT Margin	-15.5%				-31.3%	nm	nm
EBITDA	(3.5)		(10.0)	(34.1)	(47.7)	nm	nm
EBITDA Margin	-2.1%				-24.0%	nm	nm

Hila-ex Results			Currency	Organic		% As	%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported	Organic
Volume ('000 hl)	6,277.8			146.3	6,424.1	2.3%	2.3%
Net Revenue	680.6		(27.7)	(30.3)	622.6	-8.5%	-4.5%
Net Revenue/hl	108.4		(4.3)	(7.2)	96.9	-10.6%	-6.6%
COGS	(395.2)		17.6	(51.2)	(428.8)	8.5%	13.0%
COGS/hl	(63.0)		2.7	(6.5)	(66.8)	6.0%	10.4%
Gross Profit	285.4		(10.2)	(81.5)	193.7	-32.1%	-28.6%
Gross Margin	41.9%				31.1%	nm	nm
SG&A excl. deprec.&amort.	(343.4)		19.6	(31.3)	(355.1)	3.4%	9.1%
SG&A deprec.&amort.	(59.4)		4.9	12.6	(41.9)	-29.5%	-21.2%
SG&A Total	(402.8)		24.5	(18.7)	(397.0)	-1.4%	4.6%
EBIT	(117.4)		14.3	(100.2)	(203.3)	nm	nm
EBIT Margin	-17.2%				-32.7%	nm	nm
EBITDA	(20.1)		4.2	(108.2)	(124.1)	nm	nm
EBITDA Margin	-3.0%				-19.9%	nm	nm

The HILA-ex business unit reported an EBITDA loss of R$47.7 million in the quarter.

Fourth Quarter 2008 Results March 5, 2009 Page 13

HILA-ex  Beer

Hila-ex Beer Results			Currency	Organic		% As	%
R$ million	4Q07	Scope	Translation	Growth	4Q08	Reported	Organic
Volume ('000 hl)	908.9			(183.5)	725.4	-20.2%	-20.2%
Net Revenue	114.4		24.9	(21.5)	117.8	3.0%	-18.8%
Net Revenue/hl	125.9		34.3	2.2	162.4	29.0%	1.8%
COGS	(63.2)		(19.1)	(7.6)	(89.8)	42.2%	12.0%
COGS/hl	(69.5)		(26.3)	(28.1)	(123.8)	78.2%	40.4%
Gross Profit	51.3		5.8	(29.1)	28.0	-45.4%	-56.7%
Gross Margin	44.8%				23.8%	nm	nm
SG&A excl. deprec.&amort.	(55.7)		(16.9)	(7.7)	(80.2)	44.1%	13.8%
SG&A deprec.&amort.	(9.4)		0.7	10.3	1.6	-116.8%	-109.6%
SG&A Total	(65.0)		(16.2)	2.6	(78.6)	20.9%	-4.0%
EBIT	(13.8)		(10.4)	(26.5)	(50.6)	nm	nm
EBIT Margin	-12.0%				-42.9%	nm	nm
EBITDA	1.7		(9.7)	(37.7)	(45.7)	nm	nm
EBITDA Margin	1.4%				-38.8%	nm	nm

Hila-ex Beer Results			Currency	Organic		% As	%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported	Organic
Volume ('000 hl)	3,041.4			(160.2)	2,881.2	-5.3%	-5.3%
Net Revenue	426.6		(5.8)	(47.4)	373.3	-12.5%	-11.1%
Net Revenue/hl	140.3		(2.0)	(8.7)	129.6	-7.6%	-6.2%
COGS	(228.6)		3.9	(35.0)	(259.7)	13.6%	15.3%
COGS/hl	(75.2)		1.4	(16.3)	(90.1)	19.9%	21.7%
Gross Profit	197.9		(1.9)	(82.4)	113.6	-42.6%	-41.6%
Gross Margin	46.4%				30.4%	nm	nm
SG&A excl. deprec.&amort.	(231.5)		5.6	(27.0)	(252.9)	9.2%	11.7%
SG&A deprec.&amort.	(36.9)		2.7	9.8	(24.5)	-33.7%	-26.4%
SG&A Total	(268.4)		8.3	(17.2)	(277.3)	3.3%	6.4%
EBIT	(70.5)		6.4	(99.7)	(163.7)	nm	nm
EBIT Margin	-16.5%				-43.8%	nm	nm
EBITDA	(7.4)		(1.5)	(106.7)	(115.6)	nm	nm
EBITDA Margin	-1.7%				-31.0%	nm	nm

HILA-ex beer volumes decreased 20.2% primarily as a result of both market share losses and industry decline in Venezuela during Q408 when compared to Q407.

Net Revenue per hectoliter increased by 1.8% in the quarter while COGS per hectoliter increased by 40.4% on an organic basis, driven by lower fixed cost absorption and commodity cost pressures.

SG&A (excluding depreciation and amortization) showed an organic increase of 13.8% explained by inflationary pressures in Venezuela.

Beer EBITDA declined organically by R$37.7 million in the quarter.

Fourth Quarter 2008 Results March 5, 2009 Page 14

HILA-ex  CSD & NANC

Hila-ex CSD&Nanc Results			Currency	Organic		% As		%
R$ million	4Q07	Scope	Translation	Growth	4Q08	Reported		Organic
Volume ('000 hl)	789.9			180.6	970.5	22.9%		22.9%
Net Revenue	53.9		15.2	12.0	81.2	50.5%		22.3%
Net Revenue/hl	68.3		15.6	(0.3)	83.6	22.5%		-0.4%
COGS	(35.1)		(10.6)	(10.5)	(56.2)	60.1%		30.0%
COGS/hl	(44.5)		(10.9)	(2.6)	(57.9)	30.3%		5.8%
Gross Profit	18.8		4.6	1.5	24.9	32.4%		8.0%
Gross Margin	34.9%				30.7%	-420	bps	-410	bps
SG&A excl. deprec.&amort.	(26.6)		(5.7)	1.1	(31.2)	17.3%		-4.2%
SG&A deprec.&amort.	(4.5)		(1.0)	0.0	(5.5)	22.0%		-0.5%
SG&A Total	(31.1)		(6.7)	1.1	(36.7)	18.0%		-3.7%
EBIT	(12.3)		(2.1)	2.6	(11.8)	nm		nm
EBIT Margin	-22.7%				-14.5%	830	bps	820	bps
EBITDA	(5.2)		(0.3)	3.5	(1.9)	nm		nm
EBITDA Margin	-9.6%				-2.4%	720	bps	710	bps

Hila-ex CSD&Nanc Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	3,236.4			306.5	3,543.0	9.5%		9.5%
Net Revenue	254.1		(21.9)	17.1	249.2	-1.9%		6.7%
Net Revenue/hl	78.5		(6.2)	(2.0)	70.3	-10.4%		-2.5%
COGS	(166.6)		13.6	(16.2)	(169.1)	1.5%		9.7%
COGS/hl	(51.5)		3.8	(0.1)	(47.7)	-7.2%		0.2%
Gross Profit	87.5		(8.3)	0.9	80.1	-8.4%		1.0%
Gross Margin	34.4%				32.1%	-230	bps	-180	bps
SG&A excl. deprec.&amort.	(111.9)		14.0	(4.4)	(102.2)	-8.7%		3.9%
SG&A deprec.&amort.	(22.5)		2.2	2.9	(17.5)	-22.5%		-12.7%
SG&A Total	(134.4)		16.2	(1.5)	(119.7)	-11.0%		1.1%
EBIT	(46.9)		7.9	(0.6)	(39.6)	nm		nm
EBIT Margin	-18.5%				-15.9%	260	bps	90	bps
EBITDA	(12.7)		5.7	(1.5)	(8.4)	nm		nm
EBITDA Margin	-5.0%				-3.4%	160	bps	-20	bps

HILA-ex CSD & NANC volumes increased 22.9% driven by a strong performance in Peru and Dominican Republic.

Net revenues per hectoliter declined by 0.4% in the period due to channel and package mix. Our COGS per hectoliter increased by 5.8% primarily due to higher input costs and labor inflation, partly offset by lower sugar prices.

Our SG&A excluding depreciation and amortization declined 4.2% in the quarter primarily due to easier comparisons from Q4 2007.

CSD & NANC EBITDA increased organically by R$3.5 million in Q4 2008 leading to a loss of R$1.9 million.

Fourth Quarter 2008 Results March 5, 2009 Page 15

North America

North America Results			Currency	Organic		% As		%
R$ million	4Q07	Scope	Translation	Growth	4Q08	Reported		Organic
Volume ('000 hl)	2,878.4			15.1	2,893.5	0.5%		0.5%
Domestic	2,386.6			37.7	2,424.4	1.6%		1.6%
Exports	491.7			(22.6)	469.1	-4.6%		-4.6%
Net Revenue	939.3		34.5	43.2	1,017.1	8.3%		4.6%
Domestic	896.2		32.7	35.5	964.3	7.6%		4.0%
Exports	43.1		1.9	7.7	52.8	22.3%		18.0%
Net Revenue/hl	326.3		11.9	13.2	351.5	7.7%		4.1%
Domestic	375.5		13.5	8.8	397.8	5.9%		2.3%
Exports	87.7		4.0	20.7	112.5	28.2%		23.7%
COGS	(290.4)		(12.2)	(46.1)	(348.7)	20.1%		15.9%
COGS/hl	(100.9)		(4.2)	(15.4)	(120.5)	19.5%		15.3%
Gross Profit	648.9		22.3	(2.9)	668.4	3.0%		-0.4%
Gross Margin	69.1%				65.7%	-340	bps	-330	bps
SG&A excl. deprec.&amort.	(288.1)		(9.4)	(14.0)	(311.5)	8.1%		4.9%
SG&A deprec.&amort.	(13.4)	(1,321.3)	(0.6)	(4.1)	(1,339.4)	9883.9%		30.5%
SG&A Total	(301.5)	(1,321.3)	(10.0)	(18.1)	(1,651.0)	447.6%		6.0%
EBIT	347.4	(1,321.3)	12.3	(21.0)	(982.6)	-382.8%		-6.0%
EBIT Margin	37.0%				-96.6%	-13360	bps	-380	bps
EBITDA	408.9		14.9	(18.5)	405.3	-0.9%		-4.5%
EBITDA Margin	43.5%				39.8%	-370	bps	-380	bps

North America Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	11,506.6	150.4		90.0	11,747.0	2.1%		0.8%
Domestic	9,656.3	150.4		109.2	9,915.8	2.7%		1.1%
Exports	1,850.3			(19.2)	1,831.1	-1.0%		-1.0%
Net Revenue	3,826.2	42.7	(247.8)	131.5	3,752.6	-1.9%		3.4%
Domestic	3,651.9	42.7	(237.5)	126.0	3,583.0	-1.9%		3.4%
Exports	174.3		(10.2)	5.5	169.6	-2.7%		3.2%
Net Revenue/hl	332.5	(0.6)	(21.1)	8.7	319.5	-3.9%		2.6%
Domestic	378.2	(1.6)	(24.0)	8.7	361.3	-4.5%		2.3%
Exports	94.2		(5.6)	4.0	92.6	-1.7%		4.3%
COGS	(1,160.1)	(17.0)	78.5	(131.2)	(1,229.9)	6.0%		11.3%
COGS/hl	(100.8)	(0.2)	6.7	(10.4)	(104.7)	3.8%		10.3%
Gross Profit	2,666.1	25.7	(169.3)	0.3	2,522.8	-5.4%		0.0%
Gross Margin	69.7%				67.2%	-250	bps	-230	bps
SG&A excl. deprec.&amort.	(1,277.0)	(26.2)	78.4	9.7	(1,215.2)	-4.8%		-0.8%
SG&A deprec.&amort.	(50.9)	(1,234.6)	(82.7)	(16.2)	(1,384.3)	2620.8%		31.8%
SG&A Total	(1,327.9)	(1,260.8)	(4.3)	(6.5)	(2,599.5)	95.8%		0.5%
EBIT	1,338.3	(1,235.1)	(173.6)	(6.2)	(76.7)	-105.7%		-0.5%
EBIT Margin	35.0%				-2.0%	-3700	bps	-130	bps
EBITDA	1,547.3	3.0	(98.8)	2.0	1,453.5	-6.1%		0.1%
EBITDA Margin	40.4%				38.7%	-170	bps	-130	bps

Total volumes increased by 0.5% versus Q4 2007.  Domestic volume growth (+1.6%) was driven by industry growth of 0.5% and by market share growth of 15 bps. Net revenues per hl increased by 4.1% due to year over year price increases and currency impact on the pricing of our exports

COGS per hl grew by 15.3% on an organic basis as a result of double-digit growth from commodity prices, partly offset by productivity gains and ZBB savings.  SG&A excluding depreciation and amortization increased by 4.9% mainly due to timing of our investments as ZBB savings allowed Labatt to deliver a -0.8% decline in SG&A for the full year.

Fourth Quarter 2008 Results March 5, 2009 Page 16

EBITDA declined organically by 4.5% with EBITDA margin contracting by 380 bps in the quarter. EBITDA was marginally ahead of last year on a full-year to date basis. EBITDA for full year was 0.1 % above last year.

As mentioned in page 3, we recorded certain adjustments in depreciation and amortization expenses during the period related to adoption of new accounting rules, which have been reported as scope.

Analysis of below EBITDA lines

Our EBIT was strongly impacted in the period by a reclassification of goodwill amortization previously recorded in Other operating income (expense), net to SG&A. Excluding the impact from this reclassification (i.e. on an organic basis), EBIT increased +0.8% in the quarter and +4.6% in the full year.

STATEMENT OF OPERATIONS	4Q08	4Q07%		YTD 08	YTD 07%

EBIT	816.8	2,364.9	-65.5%	5,726.2	7,272.5	-21.3%

Provisions for Contingencies	(65.2)	(54.2)	nm	(128.6)	(34.9)	nm
Other Operating Income (Expenses), Net	961.2	(324.5)	nm	173.4	(1,442.8)	nm
Equity in Earnings of Investees	(2.5)	3.0	nm	16.9	3.9	nm
Net Financial Results	(199.5)	(306.5)	-34.9%	(1,092.2)	(1,253.0)	-12.8%
Income Before Taxes	1,510.8	1,682.7	-10.2%	4,695.6	4,545.7	3.3%
Provision for Income Tax & Social Contribution	(458.8)	(500.6)	-8.4%	(1,519.0)	(1,592.8)	-4.6%
Provision for Profit Sharing & Bonuses	(72.4)	(16.5)	nm	(109.9)	(89.1)	nm
Minority Interest	(15.1)	(33.6)	nm	(7.2)	(47.3)	nm

Net Income	964.5	1,132.0	-14.8%	3,059.5	2,816.4	8.6%

Provisions for Contingencies

Provisions for contingencies in Q4 2008 were a net loss of R$65.2 million compared to a net loss of R$54.2 million in Q4 2007. These relate primarily to labor and tax contingencies recorded during the period.

Fourth Quarter 2008 Results March 5, 2009 Page 17

Other Operating Income (Expenses), Net

Other operating income (expenses), net were R$961.2 million net income in Q4 2008 compared to a net expense of R$324.5 million in Q4 2007.

OTHER OPERATING INCOME (EXPENSE), NET	4Q08	4Q07	YTD 08	YTD 07

Operating Income
Sales tax incentives	86.9	68.6	238.3	226.5
Translation gain on foreign investments	(266.2)	-	-	-
Discount on the advanced settlement of tax benefit	23.4	16.1	45.2	34.4
Gain from sale of PP&E and assets held for sale	19.7	-	57.8	38.9
Other	29.2	35.0	84.5	87.8

Total	(107.0)	119.7	425.9	387.6

Operating Expenses
Losses from minority interest	(133.1)	-	(133.1)	-
Goodwill amortization	1,252.7	(414.2)	-	(1,560.3)
Translation losses from foreign investments	-	(19.6)	-	(227.5)
Loss in the interest of investees	(11.0)	-	(31.3)	-
Other	(40.4)	(10.4)	(88.0)	(42.6)

Total	1,068.2	(444.2)	(252.5)	(1,830.4)

Other Operating Income (Expense), net	961.2	(324.5)	173.4	(1,442.8)

Our Q4 2008 results include the following accounting adjustments according to new applicable legislation: (i) goodwill amortization totaling R$1,252.7 million in the first nine-months of 2008 was reclassified from other operating expenses to SG&A; and (ii) translation gains on foreign investments totaling R$266.2 million in the first nine-months of 2008 were reversed and recorded directly to shareholders’ equity in Q408.

Excluding these two lines, the decline in other operating (income) expenses, net is due to losses from minority interest related to minority interest share in the results of our HILA-Ex subsidiaries, which have negative shareholders’ equity. This is an accounting accrual with no cash impact.

Net Financial Results

AmBev’s net financial result in the quarter was a R$199.5 million expense compared to a net expense of R$306.5 million in Q4 2007. Foreign exchange gains (losses) on financial assets were gains of R$65.1 million in Q408 compared to losses of R$11.3 million in Q407. Our net financial expenses on our foreign currency denominated debt and the underlying hedges decreased from R$205.2 million to R$80.7 million, excluding the impact from the new accounting changes,

During Q4 2008, as required by new applicable legislation effective under Law 11,638, we recorded net financial gains related to the market to market adjustment of debt instruments and the underlying hedges of R$52.4 million, comprised of: (i) financial income totaling R$134.1 million as “fair value adjustments on debt instruments”; and (ii) financial losses totaling R$81.7 million and recorded as net losses from derivative instruments.

These results were partly offset by Higher interest expense on Reais denominated debt which increased from R$90.1 million to R$207.4 million as a result of higher interest rates and higher local currency denominated debt balances.

As a result of our hedging policy, changes in exchange rates and interest on our foreign currency denominated debt are offset by compensating results from the underlying derivative instruments.

Fourth Quarter 2008 Results March 5, 2009 Page 18

The table below details the main items within these amounts:

Breakdown of Net Financial Results	4Q08	4Q07	YTD 08	YTD 07

Financial income
Interest on cash and cash equivalents	11.6	22.6	105.6	95.3
Foreign exchange gains (losses) on financial assets	65.1	(11.3)	79.6	(52.3)
Net gains from derivative instruments	158.8		330.7
Interest income on stock ownership plan	0.9	2.3	5.8	7.7
Interest on taxes, contributions and judicial deposits	9.1	23.8	67.4	48.0
Fair value adjustment to Debt Instruments	134.1	-	134.1	-
Other	21.8	5.8	37.2	23.1

Total	401.4	43.2	760.4	121.8

Financial expense
Interest expense on Reais denominated debt	207.4	90.1	713.9	340.9
Interest expense on foreign currency denominated debt	112.2	212.3	426.0	624.7
Foreign exchange (gains) losses on debt	209.0	(89.0)	535.0	(475.6)
Net losses from derivative instruments		81.9		653.4
Taxes on financial transactions	38.4	43.9	68.5	121.2
Interest on contingencies and other	13.5	1.5	28.7	64.1
Other	20.4	9.0	80.6	46.2

Total	600.9	349.7	1,852.6	1,374.8

Net Financial Result	(199.5)	(306.5)	(1,092.2)	(1,253.0)

The table below details AmBev’s consolidated debt profile:

	4Q08			3Q08
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	3,192.2	2,982.9	6,175.1	3,160.6	3,155.0	6,315.6
Foreign Currency	768.5	4,081.7	4,850.2	882.4	3,395.2	4,277.6
Consolidated Debt	3,960.7	7,064.6	11,025.4	4,043.0	6,550.2	10,593.2

Cash and Equivalents			3,298.9			2,033.3
Short-Term Investiments			0.1			0.1
Net Debt			7,726.4			8,559.8

The Company’s total net debt decreased from R$8,559.8 million in Q3 2008 to R$7,726.4 million in Q4 2008. Our cash and short-term investments position increased by R$1,265.6 million, while total debt increased by R$432.2 million. Increase in debt is primarily a result of the impact of interest charges and changes in exchange rates on our foreign currency denominated debt in the period. This increase is offset by our hedges, which are recorded in our balance sheet under Other Assets.

Fourth Quarter 2008 Results March 5, 2009 Page 19

Provision for Income Tax & Social Contribution

The R$458.8 million provision for income tax and social contribution in the quarter represents an effective tax rate of 31.9%, compared to 30.0% in Q4 2007. Our full year tax rate was 33.1% which is lower than 2007.

We continue to benefit for cash flow purposes from the fiscal benefit arising from the merger of InBev Brasil in 2005. This benefit is recorded on an accrual basis based on the realization of the underlying tax credit on a straight-line basis.

The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution	4Q08	4Q07	YTD 08	YTD 07

Net income before taxes and profit sharing	1,510.8	1,682.7	4,695.6	4,545.7
Provision for Profit Sharing & Bonuses	(72.4)	(16.5)	(109.9)	(89.1)

Net income before income tax, social contribution and minorities	1,438.4	1,666.2	4,585.7	4,456.6

Income tax and social contribution at nominal tax rate (34%)	(489.1)	(566.5)	(1,559.1)	(1,515.2)
Adjustments to effective rate:
Interest on own capital	80.4	105.6	337.4	368.6
Losses from foreign subsidiaries not subjected to tax	(70.8)	21.3	(30.3)	25.3
Equity gains from subsidiaries	(51.0)	(53.2)	(1.8)	1.6
Amortization of non-deductible goodwill	(81.3)	(131.2)	(477.7)	(485.7)
Exchange variations over investments	(41.2)	(13.0)	(1.3)	(81.0)
Tax incentives not subject to taxation	198.1	76.5	198.1	76.5
Permanent additions/reductions and other	(3.9)	59.8	15.7	17.1
Total income taxes and social contribution	(458.8)	(500.6)	(1,519.0)	(1,592.8)
Effective income tax and social contribution rate	31.9%	30.0%	33.1%	35.7%

InBev Brasil Incorporation Fiscal benefit Adjustment

Fiscal benefit for InBev Brasil incorporation	87.7	87.7	350.8	350.8
Total income taxes and social contribution excluding fiscal benefit effect	(371.1)	(412.9)	(1,168.3)	(1,242.1)
Effective income tax and social contribution rate adjusted for fiscal benefit	27.5%	26.2%	27.6%	30.3%

Provision for Profit Sharing and Bonuses

Profit sharing expense in Q4 2008 was R$72.4 million compared to a provision of R$16.5 million in Q4 2007. Our provision for 2008 reflects our best estimate of the Company’s target achievements as of December 31, 2008 and is impacted by an expense of R$47.5 million related to the first time recognition of share based compensations in our net income. This amount reflects the impact for the full year as required by new applicable legislation.

Minority Interest

Minority interests in AmBev’s subsidiaries totaled R$15.1 million expense in Q4 2008 compared to a R$33.6 million expense in Q4 2007, as a result of our acquisition of an increased stake in Quinsa at the beginning of the year.

Net Income

AmBev posted a net income of R$964.5 million in the period compared to R$1,132.0 million last year. The main reason for this decrease was the implementation of new accounting practices as explained below. Excluding these adjustments, net income increased by 16.0% in Q4 2008 when compared to last year.

Fourth Quarter 2008 Results March 5, 2009 Page 20

Reconciliation between EBITDA and Net income

Both EBITDA and EBIT are measures utilized by AmBev’s management to demonstrate the Company’s performance.

EBITDA is calculated excluding from Net Income the following effects: (i) Provision for Income Tax and Social Contribution (ii) Provision for Profit Sharing & Bonuses (iii) Minority Interest (iv) Non-Operating Income (Expenses) (v) Net Financial Result (vi) Equity in Earnings of Investees (vii) Other Operating Income (Expenses) (viii) Provisions, Net and (ix) Depreciation & Amortization.

EBITDA and EBIT are not accounting measures utilized in accounting practices in either Brazil or the United States of America (US GAAP) and should not be considered as an alternative to Net Income as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. EBITDA and EBIT do not have a standard calculation method and AmBev’s definition of EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Net Income to EBITDA	4Q08	4Q07	YTD 08	YTD 07
Net income	964.5	1,132.0	3,059.5	2,816.4
Provision for Income Tax & Social Contribution	458.8	500.6	1,519.0	1,592.8
Provision for Profit Sharing & Bonuses	72.4	16.5	109.9	89.1
Minority Interest	15.1	33.6	7.2	47.3
Income Before Taxes	1,510.8	1,682.7	4,695.6	4,545.7
Net Financial Results	199.5	306.5	1,092.2	1,253.0
Equity on earnings of investees	2.5	(3.0)	(16.9)	(3.9)
Other Operating Income (Expenses), Net	(961.2)	324.5	(173.4)	1,442.8
Provisions for Contingencies	65.2	54.2	128.6	34.9
EBIT	816.8	2,364.9	5,726.2	7,272.5
Depreciation & Amortization	2,103.6	447.3	3,280.6	1,424.0
EBITDA	2,920.3	2,812.2	9,006.8	8,696.5

Changes in accounting practices - Adoption of Law 11,638/07 and CVM rules

The Company elected to adopt January 1, 2008 as its transition date for purposes of implementing the new accounting practices in accordance with Corporate Law as amended by Law 11,638/07 and by Provisional Measure no. 449/48.

The amendments introduced by the aforementioned legislation are defined as changes in accounting practices. However, as allowed by CPC Technical Pronouncement 13 – First time adoption of Law 11,638/07, as approved by CVM Deliberation no. 565 on December 17, 2008 and by Provisional Measure no. 449/08, the adjustments which would impact net income were recorded in retained earnings at the transition date under the terms of art. 186 of Law 6,404/76, without applying to prior periods financial statements retroactively.

In order to provide to the reader of this quarterly financial information a better understanding about the comparison of current versus prior period results, we elected to present Earnings Per Share (EPS) excluding the impacts of the new accounting practices, as detailed below.

Fourth Quarter 2008 Results March 5, 2009 Page 21

	Reference	4Q08	YTD 08
Net income before changes in accounting practices (Law 11,638/07)		1,312.9	3,407.9

Impairment of Long-lived assets	CPC 01	(2.0)	(2.0)
Cumulative translation adjustment	CPC 02	(530.9)	(530.9)
Deferred charges paid during the year	CPC 04	(6.5)	(6.5)
Sale tax incentives - ICMS	CPC 07	139.7	139.7
Sale tax incentives - IR	CPC 07	3.2	3.2
Transaction costs in connection with issuance of debt	CPC 08	15.6	15.6
Share based compensation	CPC 10	(47.5)	(47.5)
Fair value adjustment to financial instruments due to application of hedge accounting	CPC 14	52.4	52.4
Deferred taxes on temporary differences		27.6	27.6

Total of adjustments		(348.4)	(348.4)

Net income as reported		964.5	3,059.5

We have also quantified these adjustments, recorded in Q4 2008, in the table below.

	Reference	4Q08	YTD 08
Impact of Law 11,638 in the period

Impairment of Long-lived assets	CPC 01	(2.0)	(2.0)
Cumulative translation adjustment	CPC 02	(266.2)	-
Deferred charges paid during the year	CPC 04	(6.5)	(6.5)
Sale tax incentives - ICMS	CPC 07	139.7	139.7
Sale tax incentives - IR	CPC 07	3.2	3.2
Transaction costs in connection with issuance of debt	CPC 08	15.6	15.6
Share based compensation	CPC 10	(47.5)	(47.5)
Fair value adjustment to financial instruments due to application of hedge accounting	CPC 14	52.4	52.4
Deferred taxes on temporary differences		27.6	27.6

Total adjustments		(83.7)	182.5

For a detailed description of the new accounting standards and their impacts to our financial position, please refer to Note 2.1 in our Consolidated Financial Statements for the full year ended December 31, 2008 as filed with the CVM.

Fourth Quarter 2008 Results March 5, 2009 Page 22

Shareholding Structure

The table below shows AmBev’s shareholding structure on December 31, 2008.

AmBev Shareholding Structure
	ON	%Outs	PN	%Outs	Total	%Outs
InBev	255,505,878	74.0%	123,662,962	46.0%	379,168,840	61.8%
FAHZ	57,347,878	16.6%	0	0.0%	57,347,878	9.3%
Market	32,549,118	9.4%	144,937,631	54.0%	177,486,749	28.9%
Outstanding	345,402,874	100.0%	268,600,593	100.0%	614,003,467	100.0%
Treasury	105,273		827,593		932,866
TOTAL	345,508,147		269,428,186		614,936,333
Free float bovespa	31,024,395	9.0%	100,567,420	37.4%	131,591,815	21.4%
Free float NYSE	1,524,723	0.4%	44,370,211	16.5%	45,894,934	7.5%

Exchange rates

AmBev translates the results of its foreign operations from their functional currency into Brazilian Reais using the monthly average exchange rate. Average exchange rates during the periods were:

Average exchange rates
(To Brazilian Reais)	Currency	Q4 2008	Q4 2007	YTD 2008	YTD 2007

USD:BRL	U.S Dollar	2.2779	1.7857	1.8346	1.9479
CAD:BRL	Canadian Dollar	1.8794	1.8197	1.7125	1.8147
ARS:BRL	Argentinean Peso	0.6840	0.5681	0.5793	0.6258
PYG:BRL	Paraguayan Guarani	0.0005	0.0004	0.0004	0.0004
PEN:BRL	Peruvian Nuevo Sol	0.7374	0.5953	0.6265	0.6224
DOP:BRL	Dominican Peso	0.0649	0.0542	0.0535	0.0597
UYU:BRL	Uruguayan Peso	0.0975	0.0815	0.0876	0.0832
BOB:BRL	Bolivian Bolívar	0.3244	0.2340	0.2549	0.2486
CLP:BRL	Chilean Peso	0.0036	0.0036	0.0035	0.0037
GTQ:BRL	Guatemalan Quetzal	0.3000	0.2331	0.2434	0.2540
VEF:BRL	Venezuelan Bolívar Fuerte	1.0607	0.8305	0.8558	0.9060

Fourth Quarter 2008 Results March 5, 2009 Page 23

Q4 2008 EARNINGS CONFERENCE CALL

Speakers	João Castro Neves Chief Executive Officer for AmBev
Nelson Jamel CFO and Investor Relations Officer

Language	English

Date	March 5, 2009 (Thursday)

Time	12:00 (Brasília time) 10:00 (EST)

Phone number	US / International Participants	+1(404) 665-9589

Code	83875467

Please call 15 minutes prior to the beginning of the conference call.

The conference call will be transmitted live through the Internet on the website www.ambev-ir.com.
The conference call replay will be available on AmBev’s website around two hours after the conclusion. To access the replay of the conference through phone, please dial +1(706) 645-9291; code: 83875467.

For additional information, please contact the Investor Relations Department:

Michael Findlay	Myriam Bado
(5511) 2122-1415	(5511) 2122-1414
ir@ambev.com.br	acmbsp@ambev.com.br

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Fourth Quarter 2008 Results March 5, 2009 Page 24

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil
	4Q08	4Q07%		4Q08	4Q07%		4Q08	4Q07%		4Q08	4Q07%
Volumes (000 hl)	21,184	21,828	-1.4%	7,618	7,817	-2.2%				28,802	29,646	-1.6%

R$ million
Net Sales	3,224.6	3,183.4	2.0%	695.0	658.0	6.0%	22.1	21.7	2.0%	3,941.8	3,863.0	2.7%
% of Total	49.6%	54.6%		10.7%	11.3%		0.3%	0.4%		60.6%	66.3%
COGS	(904.7)	(869.7)	5.1%	(271.4)	(290.6)	-6.3%	(28.0)	(6.2)	350.5%	(1,204.1)	(1,166.6)	4.1%
% of Total	41.1%	46.1%		12.3%	15.4%		1.3%	0.3%		54.7%	61.9%
Gross Profit	2,320.0	2,313.6	0.8%	423.6	367.4	15.8%	(5.9)	15.5	-138.3%	2,737.7	2,696.4	2.0%
% of Total	53.9%	58.7%		9.9%	9.3%		-0.1%	0.4%		63.7%	68.4%
SG&A	(1,131.6)	(814.4)	15.7%	(239.2)	(175.7)	-3.8%	(0.8)	(0.9)	-15.5%	(1,371.6)	(991.1)	12.6%
% of Total	32.5%	51.7%		6.9%	11.1%		0.0%	0.1%		39.4%	62.9%
EBIT	1,188.4	1,499.2	-7.4%	184.4	191.7	33.6%	(6.7)	14.5	-146.2%	1,366.1	1,705.4	-4.0%
% of Total	145.5%	63.4%		22.6%	8.1%		-0.8%	0.6%		167.3%	72.1%
Depr. & Amort.	(403.7)	(223.3)		(142.2)	(76.1)		0.0	0.0		(545.9)	(299.4)
EBITDA	1,592.1	1,722.4	-7.6%	326.6	267.8	22.1%	(6.7)	14.5	-146.2%	1,912.0	2,004.8	-4.6%
% of Total	54.5%	61.2%		11.2%	9.5%		-0.2%	0.5%		65.5%	71.3%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.1%	-27.3%		-39.0%	-44.2%		-126.8%	-28.7%		-30.5%	-30.2%
Gross Profit	71.9%	72.7%		61.0%	55.8%		-26.8%	71.3%		69.5%	69.8%
SG&A	-35.1%	-25.6%		-34.4%	-26.7%		-3.6%	-4.3%		-34.8%	-25.7%
EBIT	36.9%	47.1%		26.5%	29.1%		-30.3%	67.0%		34.7%	44.1%
Depr. & Amort.	-12.5%	-7.0%		-20.5%	-11.6%		0.0%	0.0%		-13.8%	-7.8%
EBITDA	49.4%	54.1%		47.0%	40.7%		-30.3%	67.0%		48.5%	51.9%

Per Hectoliter - Reported (R$/hl)
Net Sales	152.2	145.8	4.4%	91.2	84.2	8.4%				136.9	130.3	5.0%
COGS	(42.7)	(39.8)	7.2%	(35.6)	(37.2)	-4.2%				(41.8)	(39.4)	6.2%
Gross Profit	109.5	106.0	3.3%	55.6	47.0	18.3%				95.1	91.0	4.5%
SG&A	(53.4)	(37.3)	43.2%	(31.4)	(22.5)	39.7%				(47.6)	(33.4)	42.5%
EBIT	56.1	68.7	-18.3%	24.2	24.5	-1.3%				47.4	57.5	-17.5%
Depr. & Amort.	(19.1)	(10.2)	86.3%	(18.7)	(9.7)	91.7%				(19.0)	(10.1)	87.7%
EBITDA	75.2	78.9	-4.8%	42.9	34.3	25.2%				66.4	67.6	-1.8%

	Hila Operations						North America			AmBev
	Quinsa			Hila-ex			Operations			Consolidated
	4Q08	4Q07%		4Q08	4Q07%		4Q08	4Q07%		4Q08	4Q07%
Volumes (000 hl)	10,565	9,832	7.4%	1,696	1,699	-0.2%	2,893	2,878	0.5%	43,956	44,055	0.6%

R$ million
Net Sales	1,344.5	855.8	28.4%	199.0	168.4	-5.6%	1,017.1	939.3	4.6%	6,502.3	5,826.4	6.5%
% of Total	20.7%	14.7%		3.1%	2.9%		15.6%	16.1%		100.0%	100.0%
COGS	(503.0)	(330.7)	25.0%	(146.1)	(98.3)	18.5%	(348.7)	(290.4)	15.9%	(2,201.9)	(1,885.9)	10.4%
% of Total	22.8%	17.5%		6.6%	5.2%		15.8%	15.4%		100.0%	100.0%
Gross Profit	841.4	525.0	30.6%	52.9	70.1	-39.4%	668.4	648.9	-0.4%	4,300.5	3,940.5	4.7%
% of Total	19.6%	13.3%		1.2%	1.8%		15.5%	16.5%		100.0%	100.0%
SG&A	(345.8)	(186.9)	15.8%	(115.3)	(96.1)	-3.9%	(1,651.0)	(301.5)	6.0%	(3,483.7)	(1,575.6)	10.7%
% of Total	9.9%	11.9%		3.3%	6.1%		47.4%	19.1%		100.0%	100.0%
EBIT	495.6	338.1	38.8%	(62.4)	(26.0)	nm	(982.6)	347.4	-6.0%	816.8	2,364.9	0.8%
% of Total	60.7%	14.3%		-7.6%	-1.1%		-120.3%	14.7%		100.0%	100.0%
Depr. & Amort.	(155.1)	(64.0)		(14.7)	(22.5)		(1,387.9)	(61.4)		(2,103.6)	(447.3)
EBITDA	650.7	402.1	30.8%	(47.7)	(3.5)	nm	405.3	408.9	-4.5%	2,920.3	2,812.2	-0.8%
% of Total	22.3%	14.3%		-1.6%	-0.1%		13.9%	14.5%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-37.4%	-38.6%		-73.4%	-58.4%		-34.3%	-30.9%		-33.9%	-32.4%
Gross Profit	62.6%	61.4%		26.6%	41.6%		65.7%	69.1%		66.1%	67.6%
SG&A	-25.7%	-21.8%		-57.9%	-57.1%		-162.3%	-32.1%		-53.6%	-27.0%
EBIT	36.9%	39.5%		-31.3%	-15.5%		-96.6%	37.0%		12.6%	40.6%
Depr. & Amort.	-11.5%	-7.5%		-7.4%	-13.4%		-136.5%	-6.5%		-32.4%	-7.7%
EBITDA	48.4%	47.0%		-24.0%	-2.1%		39.8%	43.5%		44.9%	48.3%

Per Hectoliter - Reported (R$/hl)
Net Sales	127.3	87.0	46.2%	117.3	99.1	18.4%	351.5	326.3	7.7%	147.9	132.3	11.9%
COGS	(47.6)	(33.6)	41.6%	(86.1)	(57.8)	48.9%	(120.5)	(100.9)	19.5%	(50.1)	(42.8)	17.0%
Gross Profit	79.6	53.4	49.1%	31.2	41.3	-24.3%	231.0	225.4	2.5%	97.8	89.4	9.4%
SG&A	(32.7)	(19.0)	72.2%	(68.0)	(56.6)	20.1%	(570.6)	(104.8)	444.7%	(79.3)	(35.8)	121.6%
EBIT	46.9	34.4	36.4%	(36.8)	(15.3)	139.9%	(339.6)	120.7	-381.4%	18.6	53.7	-65.4%
Depr. & Amort.	(14.7)	(6.5)	125.7%	(8.7)	(13.3)	-34.7%	(479.7)	(21.3)	2146.9%	(47.9)	(10.2)	371.3%
EBITDA	61.6	40.9	50.6%	(28.1)	(2.1)	nm	140.1	142.0	-1.4%	66.4	63.8	4.1%

Fourth Quarter 2008 Results March 5, 2009 Page 25

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil
	YTD 08	YTD 07%		YTD 08	YTD 07%		YTD 08	YTD 07%		YTD 08	YTD 07%
Volumes (000 hl)	69,961	70,125	0.2%	25,133	24,483	2.8%				95,094	94,608	0.9%

R$ million
Net Sales	10,585.5	10,158.1	4.5%	2,295.2	2,110.9	8.8%	210.1	185.5	13.3%	13,090.8	12,454.5	5.3%
% of Total	50.6%	51.7%		11.0%	10.7%		1.0%	0.9%		62.6%	63.4%
COGS	(3,033.6)	(2,809.8)	8.1%	(952.5)	(976.5)	-2.5%	(162.1)	(116.2)	39.5%	(4,148.2)	(3,902.5)	6.3%
% of Total	42.3%	43.0%		13.3%	14.9%		2.3%	1.8%		57.9%	59.7%
Gross Profit	7,551.8	7,348.4	3.1%	1,342.7	1,134.4	18.5%	48.0	69.3	-30.7%	8,942.6	8,552.0	4.9%
% of Total	55.0%	56.1%		9.8%	8.7%		0.3%	0.5%		65.1%	65.2%
SG&A	(3,493.4)	(2,881.6)	11.3%	(693.1)	(573.2)	2.4%	(2.1)	(3.6)	-43.1%	(4,188.6)	(3,458.4)	9.7%
% of Total	43.6%	49.4%		8.7%	9.8%		0.0%	0.1%		52.3%	59.3%
EBIT	4,058.4	4,466.7	-2.1%	649.6	561.2	34.8%	45.9	65.6	-30.0%	4,754.0	5,093.6	1.6%
% of Total	70.9%	61.4%		11.3%	7.7%		0.8%	0.9%		83.0%	70.0%
Depr. & Amort.	(1,021.0)	(699.2)		(349.9)	(221.4)		0.0	0.0		(1,370.9)	(920.6)
EBITDA	5,079.3	5,166.0	-1.4%	999.6	782.6	27.9%	45.9	65.6	-30.0%	6,124.8	6,014.2	2.1%
% of Total	56.4%	59.4%		11.1%	9.0%		0.5%	0.8%		68.0%	69.2%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.7%	-27.7%		-41.5%	-46.3%		-77.2%	-62.7%		-31.7%	-31.3%
Gross Profit	71.3%	72.3%		58.5%	53.7%		22.8%	37.3%		68.3%	68.7%
SG&A	-33.0%	-28.4%		-30.2%	-27.2%		-1.0%	-2.0%		-32.0%	-27.8%
EBIT	38.3%	44.0%		28.3%	26.6%		21.9%	35.4%		36.3%	40.9%
Depr. & Amort.	-9.6%	-6.9%		-15.2%	-10.5%		0.0%	0.0%		-10.5%	-7.4%
EBITDA	48.0%	50.9%		43.5%	37.1%		21.9%	35.4%		46.8%	48.3%

Per Hectoliter - Reported (R$/hl)
Net Sales	151.3	144.9	4.5%	91.3	86.2	5.9%				137.7	131.6	4.6%
COGS	(43.4)	(40.1)	8.2%	(37.9)	(39.9)	-5.0%				(43.6)	(41.2)	5.8%
Gross Profit	107.9	104.8	3.0%	53.4	46.3	15.3%				94.0	90.4	4.0%
SG&A	(49.9)	(41.1)	21.5%	(27.6)	(23.4)	17.8%				(44.0)	(36.6)	20.5%
EBIT	58.0	63.7	-8.9%	25.8	22.9	12.8%				50.0	53.8	-7.1%
Depr. & Amort.	(14.6)	(10.0)	46.4%	(13.9)	(9.0)	53.9%				(14.4)	(9.7)	48.1%
EBITDA	72.6	73.7	-1.4%	39.8	32.0	24.4%				64.4	63.6	1.3%

	Hila Operations						North America			AmBev
	Quinsa			Hila-ex			Operations			Consolidated
	YTD 08	YTD 07%		YTD 08	YTD 07%		YTD 08	YTD 07%		YTD 08	YTD 07%
Volumes (000 hl)	33,698	30,525	10.4%	6,424	6,278	2.3%	11,747	11,507	0.8%	146,963	142,917	3.0%

R$ million
Net Sales	3,433.5	2,686.8	29.6%	622.6	680.6	-4.5%	3,752.6	3,826.2	3.4%	20,899.5	19,648.2	7.9%
% of Total	16.4%	13.7%		3.0%	3.5%		18.0%	19.5%		100.0%	100.0%
COGS	(1,356.9)	(1,083.1)	29.2%	(428.8)	(395.2)	13.0%	(1,229.9)	(1,160.1)	11.3%	(7,163.8)	(6,540.9)	11.4%
% of Total	18.9%	16.6%		6.0%	6.0%		17.2%	17.7%		100.0%	100.0%
Gross Profit	2,076.6	1,603.8	29.8%	193.7	285.4	-28.6%	2,522.8	2,666.1	0.0%	13,735.6	13,107.4	6.2%
% of Total	15.1%	12.2%		1.4%	2.2%		18.4%	20.3%		100.0%	100.0%
SG&A	(824.3)	(645.8)	18.7%	(397.0)	(402.8)	4.6%	(2,599.5)	(1,327.9)	0.5%	(8,009.4)	(5,834.9)	8.3%
% of Total	10.3%	11.1%		5.0%	6.9%		32.5%	22.8%		100.0%	100.0%
EBIT	1,252.2	958.0	37.2%	(203.3)	(117.4)	nm	(76.7)	1,338.3	-0.5%	5,726.2	7,272.5	4.6%
% of Total	21.9%	13.2%		-3.5%	-1.6%		-1.3%	18.4%		100.0%	100.0%
Depr. & Amort.	(300.3)	(197.1)		(79.2)	(97.3)		(1,530.3)	(209.1)		(3,280.6)	(1,424.0)
EBITDA	1,552.5	1,155.1	32.8%	(124.1)	(20.1)	nm	1,453.5	1,547.3	0.1%	9,006.8	8,696.5	4.6%
% of Total	17.2%	13.3%		-1.4%	-0.2%		16.1%	17.8%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-39.5%	-40.3%		-68.9%	-58.1%		-32.8%	-30.3%		-34.3%	-33.3%
Gross Profit	60.5%	59.7%		31.1%	41.9%		67.2%	69.7%		65.7%	66.7%
SG&A	-24.0%	-24.0%		-63.8%	-59.2%		-69.3%	-34.7%		-38.3%	-29.7%
EBIT	36.5%	35.7%		-32.7%	-17.2%		-2.0%	35.0%		27.4%	37.0%
Depr. & Amort.	-8.7%	-7.3%		-12.7%	-14.3%		-40.8%	-5.5%		-15.7%	-7.2%
EBITDA	45.2%	43.0%		-19.9%	-3.0%		38.7%	40.4%		43.1%	44.3%

Per Hectoliter - Reported (R$/hl)
Net Sales	101.9	88.0	15.8%	96.9	108.4	-10.6%	319.5	332.5	-3.9%	142.2	137.5	3.4%
COGS	(40.3)	(35.5)	13.5%	(66.8)	(63.0)	6.0%	(104.7)	(100.8)	3.8%	(48.7)	(45.8)	6.5%
Gross Profit	61.6	52.5	17.3%	30.2	45.5	-33.7%	214.8	231.7	-7.3%	93.5	91.7	1.9%
SG&A	(24.5)	(21.2)	15.6%	(61.8)	(64.2)	-3.7%	(221.3)	(115.4)	91.8%	(54.5)	(40.8)	33.5%
EBIT	37.2	31.4	18.4%	(31.6)	(18.7)	69.2%	(6.5)	116.3	-105.6%	39.0	50.9	-23.4%
Depr. & Amort.	(8.9)	(6.5)	38.0%	(12.3)	(15.5)	-20.4%	(130.3)	(18.2)	617.0%	(22.3)	(10.0)	124.0%
EBITDA	46.1	37.8	21.8%	(19.3)	(3.2)	nm	123.7	134.5	-8.0%	61.3	60.8	0.7%

Fourth Quarter 2008 Results March 5, 2009 Page 26

CONSOLIDATED BALANCE SHEET
R$ million	12/31/08	09/30/08
ASSETS
Cash and Cash Equivalents	3,298.9	2,033.3
Short-Term Investments	0.1	0.1
Trade Accounts Receivable	1,629.0	1,175.8
Inventories	1,982.9	1,636.9
Other	2,936.2	2,295.7
Total Current Assets	9,847.0	7,141.8

Deferred Taxes	3,021.8	2,758.5
Other	1,329.1	1,162.9
Total Non-Current Assets	4,350.8	3,921.4

Investments, Including Goodwill, net	19.3	14,341.2
Property, Plant & Equipment	6,882.8	6,139.7
Intangible Assets	16,170.1	435.8
Deferred Charges	-	1,903.4
Total Permanent Assets	23,072.2	22,820.1

TOTAL ASSETS	37,270.1	33,883.3

LIABILITIES
Short-Term Debt	3,960.7	4,043.0
Trade Accounts Payable	2,850.2	1,796.2
Sales & Other Taxes Payable	1,557.7	987.1
Income Tax, Social Contribution, & Other	332.8	229.5
Other	1,977.8	2,358.7
Total Current Liabilities	10,679.3	9,414.5

Long-Term Debt	7,064.6	6,550.2
Income Tax & Social Contribution	398.0	169.1
Provision for Contingencies	732.5	680.6
Other	981.3	785.2
Total Non-Current Liabilities	9,176.4	8,185.1

TOTAL LIABILITIES	19,855.7	17,599.7

DEFERRED INCOME	-	263.3

MINORITY INTEREST	136.3	(1.0)

Paid in Capital	6,602.0	6,599.8
Reserves and Treasury shares	9,966.4	8,184.5
Retained Earnings	-	1,237.0
Other Comprehensive Income	709.7	-
SHAREHOLDERS' EQUITY	17,278.1	16,021.3

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	37,270.1	33,883.3

Fourth Quarter 2008 Results March 5, 2009 Page 27

CONSOLIDATED STATEMENT OF OPERATIONS
R$ million	4Q08	4Q07	YTD 2008	YTD 2007

Net Sales	6,502.3	5,826.4	20,899.5	19,648.2
Cost of Goods Sold (COGS)	(2,201.9)	(1,885.9)	(7,163.8)	(6,540.9)
Gross Profit	4,300.5	3,940.5	13,735.6	13,107.4
Selling, General and Administrative (SG&A)	(3,483.7)	(1,575.6)	(8,009.4)	(5,834.9)
Provisions for Contingencies	(65.2)	(54.2)	(128.6)	(34.9)
Other Operating Income (Expenses), Net	961.2	(324.5)	173.4	(1,442.8)
Equity on Earnings of Investees	(2.5)	3.0	16.9	3.9
Net Financial Results	(199.5)	(306.5)	(1,092.2)	(1,253.0)

Income Before Taxes	1,510.8	1,682.7	4,695.6	4,545.7

Provision for Income Tax and Social Contribution	(458.8)	(500.6)	(1,519.0)	(1,592.8)
Provision for Profit Sharing & Bonuses	(72.4)	(16.5)	(109.9)	(89.1)
Minority Interest	(15.1)	(33.6)	(7.2)	(47.3)

Net Income	964.5	1,132.0	3,059.5	2,816.4

Accounting changes	348.4	-	348.4	-

Net Income Excluding Changes in Accounting Practices	1,312.9	1,132.0	3,407.9	2,816.4

Goodwill Amortization	-	414.2	-	1,560.3
Deferred Charges amortization (formerly goodwill)	79.5	108.5	317.9	186.2
Intangible assets (formerly goodwill)	429.2	-	1,681.9	-

Net Income Excluding Goodwill Amortization and Accounting Changes	1,821.6	1,654.7	5,407.7	4,562.8

No. of share outstanding (millions)	614,003	615,558	614,003	615,558

EPS (R$/shares)	1.57	1.84	4.98	4.58
EPS excluding changes in accounting practices	2.14	1.84	5.55	4.58
EPS excluding goodwill amortization and accounting changes (R$/shares)	2.97	2.69	8.81	7.41

Fourth Quarter 2008 Results March 5, 2009 Page 28

CONSOLIDATED STATEMENT OF CASH FLOWS	AmBev	AmBev	AmBev	AmBev
R$ million	4Q08	4Q07	YTD 08	YTD 07
Cash Flows from Operating Activities
Net income for the period	964.5	1,132.0	3,059.5	2,816.4
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	842.7	447.3	3,272.5	1,424.0
Amortization of goodwill	0.0	414.2	0.0	1,560.3
Contingencies and liabilites associated with tax disputes	69.0	44.4	132.4	25.1
Financial charges on contingencies, including interest	12.3	21.7	21.1	82.9
Discount in debt settlement	(16.5)	(22.0)	(40.4)	(34.4)
Financial charges on advances to employees for purchase of shares	(0.9)	(2.3)	(5.8)	(7.7)
Financial charges on taxes and contributions	(12.4)	9.7	24.1	8.0
(Gain) loss on disposal of PP&E, net	75.3	9.3	96.4	83.0
Foreign currency and interest on debt	685.6	(90.0)	1,546.7	343.2
Deferred income tax (benefit) expense	(228.0)	142.7	60.4	629.3
Exchange variation on investments abroad	266.2	137.1		227.5
Forex variations and unrealized gains on marketable securities	371.1	106.5	(90.3)	119.8
Minority interest	15.1	33.6	7.2	47.3
Equity income	2.5	(3.0)	(16.9)	(3.9)
Stock based compensation	47.5		47.5
Losses from minority interest	133.1		133.1
Fair value adjustment to Debt Instruments	(52.4)		(52.4)
Other	(21.4)	(19.2)	13.2	(25.7)
(Increase) decrease in assets
Trade accounts receivable	(406.3)	(580.1)	47.6	(165.2)
Sales taxes recoverable	(22.3)	(53.9)	(10.3)	(49.8)
Inventories	(236.7)	(217.0)	(389.7)	(148.9)
Judicial Deposits	(20.7)	(27.6)	(53.0)	(16.1)
Receivables and other	(486.0)	(129.7)	(352.7)	(40.3)
(Decrease) increase in liabilities
Trade accounts payable	952.5	599.0	594.2	843.4
Payroll, profit sharing and related charges	(56.6)	(26.5)	(107.1)	(62.1)
Income tax, social contribution, and other taxes payable	726.2	392.5	(0.8)	253.9
Payment of interest on loans	(228.3)	(310.9)	(782.1)	(816.0)
Contingencies and legal proceedings paid	(33.1)	(63.6)	(160.1)	(170.7)
Others Taxes	94.2	52.8	94.2	52.8
Other	(85.4)	119.7	(154.8)	126.6

Net Cash Provided by Operating Activities	3,350.7	2,116.6	6,933.6	7,102.5

Cash Flows from Investing Activites
Short-Term Investments	(66.7)	(95.7)	69.6	(224.2)
Acquisition of Investments, net from acquired cash	(211.9)	(26.2)	(862.5)	(442.9)
Disposal of property, plant and equipment	19.5	46.9	154.1	107.5
Property, plant and equipment	(787.2)	(570.9)	(2,055.4)	(1,630.9)
Deferred charges expenditures	0.0	(4.4)	0.0	(12.0)

Net Cash Provided (Used) in Investing Activities	(1,046.4)	(650.2)	(2,694.3)	(2,202.4)

Cash Flows from Financing Activites
Advances to employees for purchase of shares	24.3	(16.7)	59.5	54.5
Dividends and interest distribution	(869.4)	(1,282.9)	(2,913.7)	(1,952.6)
Repurchase of shares in treasury	(16.7)	(668.8)	(632.3)	(3,094.4)
Sale of shares in treasury	(2.6)	(1.2)	(14.6)	(4.9)
Increase in debt	770.0	2,800.1	7,149.1	9,428.5
Payment of debt	(672.8)	(1,473.0)	(7,179.6)	(8,568.7)
Capital increase	5.7	(6.4)	46.8	128.3

Net Cash Provided (Used) in Financing Activities	(761.4)	(649.0)	(3,484.8)	(4,009.2)

Effect of foreign exchange variation on Cash and cash equivalents	57.7	(34.8)	236.1	(121.7)

Subtotal	1,600.6	782.6	990.6	769.3

Cash and cash equivalents, beginning of period	2,033.3	2,030.7	2,308.2	1,538.9
Cash and cash equivalents, end of period	3,298.9	2,308.2	3,298.9	2,308.2
Net increase in cash and cash equivalents	1,265.6	277.5	990.6	769.3

Additional information on cash flow
Payment of interest on loans	228.3	310.9	782.1	816.0
Payment of income and social contribution taxes on net profits	189.9	237.5	716.1	631.8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial Officer and Investor Relations